Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Highlights

For the three months ended September 30, 2017, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly total revenues of $58.2 million, operating income of $26.7 million and net income of $21.1 million.

•	Generated highest ever quarterly Adjusted EBITDA of $45.1 million.[1]

•	Generated highest ever quarterly distributable cash flow of $24.0 million.[1]

•	Reported highest ever distribution coverage ratio of 1.46.[2]

•	Fleet operated with 99.7% utilization for scheduled operations and 99.3% utilization taking into account the scheduled drydocking and repair of the Carmen Knutsen, which went offhire on September 26, 2017 for the start of the mobilization passage to Europe.

Other events:

•	On September 29, 2017, the Partnership completed the acquisition from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of the entity that owns the Lena Knutsen.

•	On October 13, 2017, the Partnership declared a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2017, to be paid on November 15, 2017 to all common unitholders of record as of the close of business on November 2, 2017. On October 13, 2017, the Partnership also declared a cash distribution payable to Series A Preferred Unitholders with respect to the quarter ended September 30, 2017 in an aggregate amount equal to $1.8 million to be paid on November 15, 2017.

Financial Results Overview

Total revenues were $58.2 million for the three months ended September 30, 2017 (the “third quarter”) compared to $54.4 million for the three months ended June 30, 2017 (the “second quarter”). The increase in revenues was mainly due to a full quarter of earnings from the Vigdis Knutsen, as she was included in the results of operations from June 1, 2017. Lower fleet utilization for the third quarter compared to second quarter was offset by one additional calendar day during the third quarter.

Vessel operating expenses for the third quarter of 2017 were $11.8 million, an increase of $2.4 million from $9.4 million in the second quarter of 2017. The increase was due to the Vigdis Knutsen being included in the results of operations from June 1, 2017, and higher operating expenses mainly due to the strengthening of the Norwegian Kroner (NOK) against the U.S dollar compared to the second quarter. The second quarter was affected by the receipt of insurance proceeds related to the technical default with the Raquel Knutsen.

General and administrative expenses were $1.3 million for third quarter, a decrease of $0.2 million from $1.5 million in the second quarter.

Depreciation was $18.4 million for the third quarter, an increase of $1.0 million from $17.4 million, mainly due to the Vigdis Knutsen being included in operations from June 1, 2017.

As a result, operating income for the third quarter of 2017 was $26.7 million compared to $26.1 million in the second quarter of 2017.

Interest expense for the third quarter of 2017 was $8.0 million, compared to $7.3 million for the second quarter of 2017. The increase was mainly due to the additional debt incurred in connection with the acquisitions the Vigdis Knutsen and the refinancing of the Hilda Knutsen.

Realized and unrealized gain on derivative instruments was $2.8 million in the third quarter of 2017, compared to a loss of $1.5 million in the second quarter of 2017. The unrealized non-cash element of the mark-to-market gain was $2.9 million for the three months ended September 30,

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.
[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

2017 compared to the unrealized non-cash element of the mark-to-market loss of $0.5 million for the three months ended June 30, 2017. Of the unrealized gain for the third quarter of 2017, $1.2 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized gain of $1.6 million related to foreign exchange contracts due to the strength of the NOK against the U.S Dollar. Of the unrealized loss for the second quarter of 2017, $1.3 million related to mark-to-market losses on interest rate swaps due to a decrease in swap rate during the quarter, and an unrealized gain of $0.8 million related to foreign exchange contracts due to the strength of the NOK against the U.S Dollar.

As a result, net income for the third quarter of 2017 was $21.1 million compared to $16.9 million for the second quarter of 2017.

Net income for the third quarter of 2017 increased by $1.7 million from net income of $19.4 million for the three months ended September 30, 2016. The operating income for the third quarter of 2017 increased by $5.6 million compared to the third quarter of 2016, mainly due to increased earnings from the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen being included in the Partnership’s results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively. Total finance expense for the three months ended September 30, 2017 increased by $3.8 million compared to the third quarter of 2016, mainly due to additional debt due to the acquisitions of the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen and higher LIBOR margin. This was partially offset by changes in unrealized gain and loss on derivative instruments.

Distributable cash flow was $24.0 million for the third quarter of 2017, compared to $23.4 million for the second quarter of 2017. The increase in distributable cash flow is mainly due to a full quarter of earnings from the Vigdis Knutsen, as she was included in the results of operations from June 1, 2017. The distribution declared for the third quarter of 2017 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Carmen Knutsen went offhire on September 26, 2017 for the mobilization trip to Navantia Cadiz shipyard in Spain in order to complete her planned 5-year special survey drydocking and certain repairs. The Carmen Knutsen arrived in the yard on October 12, 2017 and is estimated to be back on charter with Repsol in mid-December, 2017.

There were 3.9 days of offhire in the third quarter for repair of damage sustained by the Tordis Knutsen.

The Partnership’s vessels operated well throughout the third quarter of 2017 with 99.7% utilization of the fleet, and 99.3% utilization when taking into account the scheduled drydocking and repair of the Carmen Knutsen.

Financing and Liquidity

On August 30, 2017, the Partnership entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bear interest at LIBOR plus a margin of 1.8% and have a commitment fee of 0.5% on the undrawn portion of the facility.

As of September 30, 2017, the Partnership had $50.1 million in available liquidity, which consisted of cash and cash equivalents of $38.1 million and $12 million of capacity under its revolving credit facilities. The revolving credit facilities mature in June and August 2019. The Partnership’s total interest-bearing debt outstanding as of September 30, 2017 was $1,009.2 million ($1,002.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended September 30, 2017 was approximately 2.1% over LIBOR.

As of September 30, 2017, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.38 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of September 30, 2017, the Partnership had entered into various interest rate swap agreements for a total notional amount of $655.5 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2017, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.70% under its interest rate swap agreements, which have an average maturity of approximately 4.77 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2017, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $271 million based on total interest bearing debt outstanding of $1,009.2 million, less interest rate swaps of $655.5 million, less a 3.85% fixed rate export credit loan of $44.6 million and less cash and cash equivalents of $38.1 million. The Partnership’s outstanding interest bearing debt of $1,009.2 million as of September 30, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2017	$21,832	$—
2018	71,203	86,677
2019	54,985	285,678
2020	44,053	—
2021	44,653	70,811
2022 and thereafter	87,958	241,312

Total	$324,684	$684,478

Annual Meeting

On August 9, 2017, we held our annual meeting of limited partners at which Hans Petter Aas was elected as a Class IV director of the Partnership whose term will expire at the 2021 annual meeting of limited partners.

Acquisition of Lena Knutsen

On September 29, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns the shuttle tanker, Lena Knutsen, from Knutsen NYK (the “Lena Acquisition”). The purchase price of the Lena Acquisition was $142.0 million, less approximately $133.8 million of outstanding indebtedness related to the Lena Knutsen plus approximately $24.1 million for a receivable owed by Knutsen NYK to KNOT 26 (the “KNOT 26 Receivable”) and approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen. On the closing of the Lena Acquisition, KNOT 26 repaid approximately $41.9 million of the indebtedness, leaving an aggregate of approximately $91.9 million of debt outstanding under the secured credit facility related to the Lena Knutsen (the “Lena Facility”). On the closing of the Lena Acquisition, Knutsen NYK repaid the KNOT 26 Receivable. The purchase price was settled in cash and is subject to certain post-closing adjustments for working capital and interest rate swaps.

KNOT 26 is the borrower under the Lena Facility, a secured loan facility secured by a vessel mortgage on the Lena Knutsen. The Lena Facility is guaranteed by the Partnership. The Lena Facility is repayable in quarterly installments with a final balloon payment of $69.8 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%.

The Lena Knutsen was delivered in June 2017 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the third quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Lena Acquisition. The conflicts committee retained an outside financial advisor to assist with its evaluation of the acquisition and the purchase price offered by Knutsen NYK.

Outlook

The Partnership’s earnings for the fourth quarter of 2017 will be affected by the planned drydocking and repair of the Carmen Knutsen, which is expected to be offhire for 73-75 days until mid-December 2017. Offsetting this offhire will be the Lena Knutsen, which is expected to operate for the entire fourth quarter. There is no further expected offhire for the fleet during the fourth quarter of 2017.

As of September 30, 2017, the Partnership’s fleet of fourteen vessels had an average remaining fixed contract duration of 4.4 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.5 years on average.

On July 5, 2017, Knutsen NYK acquired from Chevron the Brasil Voyager, a DP2 Suezmax class shuttle tanker built in 2013, which has been renamed the Brasil Knutsen. In October 2017, Knutsen NYK agreed to enter into a five year charter for the Brasil Knutsen with Galp Sinopec, with options to extend the charter for up to two three-year periods. Knutsen NYK expects to enter into a definitive charter and the Brasil Knutsen is expected to commence operations under such charter in Brazil by the end of November 2017. Knutsen NYK expects to offer the Partnership the opportunity to acquire the Brasil Knusten after commencement of its charter. Any such acquisition will be subject to, among other things, reaching an agreement with Knutsen NYK regarding the purchase price and other terms and the approval of the Board and the Conflicts Committee.

Pursuant to the omnibus agreement, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that there will be and is significant growth in demand for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of fourteen offshore shuttle tankers with an average age of 4.5 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Monday, November 6, 2017 at noon (Eastern Time) to discuss the results for the third quarter of 2017, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

November 3, 2017

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Time charter and bareboat revenues (1)	$57,970	$51,537	$43,390	$153,255	$128,080
Loss of hire insurance recoveries	—	2,276	—	3,426	—
Other income (2)	247	593	197	934	596

Total revenues	58,217	54,406	43,587	157,615	128,676

Vessel operating expenses	11,828	9,427	7,588	31,537	23,210
Depreciation	18,379	17,372	13,920	51,505	41,725
General and administrative expenses	1,285	1,493	908	4,247	3,164

Total operating expenses	31,492	28,292	22,416	87,289	68,099

Operating income	26,725	26,114	21,171	70,326	60,577

Finance income (expense):
Interest income	68	44	6	147	9
Interest expense	(8,040)	(7,252)	(5,129)	(21,506)	(15,213)
Other finance expense	(327)	(328)	(315)	(956)	(916)
Realized and unrealized gain (loss) on derivative instruments (3)	2,832	(1,536)	3,613	1,816	(2,747)
Net gain (loss) on foreign currency transactions	(176)	(124)	13	(395)	(104)

Total finance expense	(5,643)	(9,196)	(1,812)	(20,894)	(18,971)

Income before income taxes	21,082	16,918	19,360	49,432	41,607
Income tax benefit (expense)	(3)	(3)	(3)	(9)	(9)

Net income	21,079	16,915	19,357	49,423	41,598

Weighted average units outstanding (in thousands of units):
Common units (4)	29,694	29,694	27,194	29,612	22,817
Subordinated units (4)	—	—	—	—	4,377
General Partner units	559	559	559	559	559

(1)	Time charter revenues for the third and second quarter of 2017 and third and second quarter of 2016 include a non-cash item of approximately $0.7 million, $0.8 million, $1.0 million and $1.0 million, respectively, in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen based on the average charter rate for the fixed period.
(2)	Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Realized gain (loss):
Interest rate swap contracts	$(469)	$(938)	$(671)	$(2,076)	$(2,847)
Foreign exchange forward contracts	446	(97)	(152)	280	(468)

Total realized gain (loss):	(23)	(1,035)	(823)	(1,796)	(3,315)

Unrealized gain (loss):
Interest rate swap contracts	1,223	(1,334)	2,744	948	(3,122)
Foreign exchange forward contracts	1,632	833	1,692	2,664	3,690

Total unrealized gain (loss):	2,855	(501)	4,436	3,612	568

Total realized and unrealized gain (loss) on derivative instruments:	$2,832	$(1,536)	$3,613	$1,816	$(2,747)

(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2017	At December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$38,118	$27,664
Amounts due from related parties	881	150
Inventories	1,945	1,176
Derivative assets	1,639	—
Other current assets	4,406	2,089

Total current assets	46,989	31,079

Long-term assets:
Vessels, net of accumulated depreciation	1,643,912	1,256,889
Intangible assets, net	2,649	—
Derivative assets	7,162	3,154
Accrued income	1,599	1,153

Total assets	$1,702,311	$1,292,275

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,453	$2,221
Accrued expenses	5,527	3,368
Current portion of long-term debt	69,526	58,984
Current portion of derivative liabilities	1,798	3,304
Income taxes payable	35	190
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	14,583	7,218
Amount due to related parties	2,654	834

Total current liabilities	98,094	77,637

Long-term liabilities:
Long-term debt	933,109	657,662
Long-term debt from related parties	—	25,000
Derivative liabilities	495	285
Contract liabilities	7,101	8,239
Deferred tax liabilities	844	685
Other long-term liabilities	3	1,057

Total long-term liabilities	941,552	692,928

Total liabilities	1,039,646	770,565

Commitments and contingencies
Series A Convertible Preferred Units	89,243	—
Equity:
Partners’ capital:
Common unitholders	563,183	511,413
General partner interest	10,239	10,297

Total partners’ capital	573,422	521,710

Total liabilities and equity	$1,702,311	$1,292,275

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—
Net income	35,655	5,052	891	—	41,598	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(34,049)	(10,088)	(997)	—	(45,134)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at September 30, 2016	$507,046	$—	$10,189	$—	$517,234	$—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—
Net income	45,121	—	849	—	45,970	3,453
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,230)	—	(907)	—	(49,137)	(1,653)
Net proceeds from issuance of common units	54,879	—	—	—	54,879	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	—	87,443

Consolidated balance at September 30, 2017	$563,183	$—	$10,239	$—	$573,422	$89,243

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months ended September 30,
(U.S. Dollars in thousands)	2017	2016
OPERATING ACTIVITIES
Net income	$49,423	$41,598
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	51,505	41,725
Amortization of contract intangibles / liabilities	(860)	(1,138)
Amortization of deferred revenue	(1,115)	(1,257)
Amortization of deferred debt issuance cost	1,224	883
Drydocking expenditure	(4,288)	(2,595)
Income tax expense	9	9
Income taxes paid	(194)	(241)
Unrealized (gain) loss on derivative instruments	(3,612)	(568)
Unrealized (gain) loss on foreign currency transactions	(67)	30
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	62,076	(11)
Decrease (increase) in inventories	(207)	90
Decrease (increase) in other current assets	(646)	344
Decrease (increase) in accrued revenue	(446)	(921)
Increase (decrease) in trade accounts payable	(312)	(565)
Increase (decrease) in accrued expenses	350	79
Increase (decrease) prepaid revenue	5,669	5,730
Increase (decrease) in amounts due to related parties	(88)	(82)

Net cash provided by operating activities	158,421	83,110

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(256)	(849)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	—
Acquisition of Vigdis Knutsen (net of cash acquired)	(28,321)	—
Acquisition of Lena Knutsen (net of cash acquired)	(32,766)	—

Net cash provided by (used in) investing activities	(93,717)	(849)

FINANCING ACTIVITIES
Proceeds from long-term debt	178,000	5,000
Repayment of long-term debt	(229,376)	(38,221)
Repayment of long-term debt from related parties	(93,369)	—
Payment of debt issuance cost	(1,159)	(174)
Cash distribution	(50,791)	(45,134)
Net proceeds from issuance of common units	54,879	—
Net proceeds from sale of Series A Convertible Preferred Units	87,443	—

Net cash provided by (used in) financing activities	(54,373)	(78,529)

Effect of exchange rate changes on cash	123	77
Net increase in cash and cash equivalents	10,454	3,732
Cash and cash equivalents at the beginning of the period	27,664	23,573

Cash and cash equivalents at the end of the period	$38,118	$27,382

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2017 (unaudited)	Three Months Ended June 30, 2017 (unaudited)
Net income	$21,079	$16,915
Add:
Depreciation	18,379	17,372
Other non-cash items; deferred costs amortization debt	469	407
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	1,334
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(10,560)	(9,990)
Distribution to Series A Convertible Preferred Units	(1,800)	(1,009)
Other non-cash items; deferred revenue	(600)	(650)
Other non-cash items; accrued income	(146)	(151)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(2,855)	(833)
Distributable cash flow	23,966	$23,395
Distributions declared	16,379	$16,379
Distribution coverage ratio(1)	1.46	1.43

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2017 (unaudited)	Three Months Ended June 30, 2017 (unaudited)
Net income	$21,079	$16,915
Interest income	(68)	(44)
Interest expense	8,040	7,252
Depreciation	18,379	17,372
Income tax expense	3	3
EBITDA	47,433	41,498
Other financial items (a)	(2,329)	1,988
Adjusted EBITDA	45,104	43,486

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	modifications to the Norwegian Tonnage Tax regime;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016 and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.